BMO Financial Group Reports Second Quarter 2018 Results

EARNINGS RELEASE

Financial Results Highlights

Second Quarter 2018 Compared with Second Quarter 2017:

•	Net income of $1,246 million, unchanged reflecting the restructuring charge in the current quarter; adjusted net income[1] of $1,463 million, up 13%

•	EPS[2] of $1.86, up 1%; adjusted EPS[1,2] of $2.20, up 15%

•	ROE of 12.6%, unchanged; adjusted ROE[1] of 14.9%, up from 13.1%

•	Provisions for credit losses (PCL) of $160 million, including a $12 million recovery of credit losses on performing loans[3], compared with $251 million in the prior year

•	Common Equity Tier 1 Ratio of 11.3%

•	Dividend increased by $0.03 from the prior quarter to $0.96, up 7% from the prior year

Year-to-Date 2018 Compared with Year-to-Date 2017:

•	Net income of $2,219 million, down 19%, reflecting the revaluation of our U.S. net deferred tax asset[4] and the restructuring charge in the current year and a net gain[5] in the prior year; adjusted net income[1] of $2,885 million, up 2%

•	EPS[2,4] of $3.29, down 19%; adjusted EPS[1,2] of $4.31, up 3%

•	ROE of 11.0%, compared with 13.8%; adjusted ROE[1] of 14.4%, up from 14.2%

•	Provisions for credit losses of $301 million, including a $45 million recovery of credit losses on performing loans[3], compared with $418 million

Toronto, May 30, 2018 – For the second quarter ended April 30, 2018, BMO Financial Group recorded net income of $1,246 million or $1.86 per share on a reported basis, and net income of $1,463 million or $2.20 per share on an adjusted basis.

“BMO’s results this quarter demonstrate strong performance and momentum in our U.S. and Canadian P&C banking and wealth businesses, which drove adjusted earnings per share of $2.20, up 15% from a year ago, and very strong adjusted operating leverage of 3.5%,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“Across the company we’re positioning BMO for accelerated growth. Our commercial business is a core strength and is delivering results. Our U.S. segment, which contributed 27% to year-to-date adjusted earnings, is a key differentiator and we’ll continue to grow it faster than the rest of the bank. We’re transforming how we work and how we compete – unlocking efficiency and creating value for our customers.

“I am confident that with our team of dedicated employees, and through ongoing investment in our technology and innovation agenda, we will continue to enhance loyalty, increase efficiency and deliver sustainable shareholder value,” concluded Mr. White.

In the current quarter, we recorded a restructuring charge of $192 million after-tax ($260 million pre-tax), primarily related to severance, as a result of an ongoing bank-wide initiative to simplify how we work, drive increased efficiency, and invest in technology to move our business forward.

(1)	Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.
(2)	All Earnings per Share (EPS) measures in this document refer to diluted EPS, unless specified otherwise. EPS is calculated using net income after deductions for net income attributable to non-controlling interest in subsidiaries and preferred share dividends.
(3)	Effective in the first quarter of 2018, the bank prospectively adopted IFRS 9, Financial Instruments (IFRS 9). Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Prior periods have not been restated. Refer to the Changes in Accounting Policies section on page 26 of our Second Quarter 2018 Report to Shareholders for further details.
(4)	Reported net income in the first quarter of 2018 included a $425 million (US$339 million) charge due to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cuts and Jobs Act, which had a year-to-date negative impact of approximately 16% on reported net income growth, and $0.66 to earnings per share. See the Critical Accounting Estimates – Income Taxes and Deferred Tax Assets section on page 114 of BMO’s 2017 Annual Report. For further information see the Other Regulatory Developments section on page 27 of our Second Quarter 2018 Report to Shareholders.
(5)	Net income in the prior year included a net gain of $133 million, attributed to a $168 million gain on the sale of Moneris US and a $35 million loss on the sale of a portion of the U.S. indirect auto loan portfolio. The net gain had a year-to-date negative impact of approximately 5% on reported and adjusted net income growth, and $0.20 to earnings per share.

  Note: All ratios and percentage changes in this document are based on unrounded numbers.

Return on equity (ROE) was 12.6%, unchanged from the prior year and adjusted ROE was 14.9% up from 13.1%. Return on tangible common equity (ROTCE) was 15.6% compared with 15.7% in the prior year and adjusted ROTCE was 18.0% compared with 15.9%.

Concurrent with the release of results, BMO announced a third quarter 2018 dividend of $0.96 per common share, up $0.03 from the preceding quarter and up $0.06 per share or 7% from a year ago. The quarterly dividend of $0.96 per common share is equivalent to an annual dividend of $3.84 per common share.

Our complete Second Quarter 2018 Report to Shareholders, including our unaudited interim consolidated financial statements for the period ended April 30, 2018, is available online at www.bmo.com/investorrelations and at www.sedar.com.

Operating Segment Overview

Canadian P&C

Reported net income of $590 million increased $60 million or 11% and adjusted net income of $591 million increased $61 million or 11% from the prior year. Adjusted net income excludes the amortization of acquisition-related intangible assets. Results reflect good revenue growth, partially offset by higher expenses.

During the quarter, we launched a new suite of Small Business credit cards with market-leading features and benefits, competitive annual fees and an expedited application process. In addition, we piloted a new Small Business lending platform that provides an improved lending experience with faster turnaround times. These new products and platform are expected to enhance growth in this important market segment, and respond to the unique needs and challenges of small business owners.

U.S. P&C

Reported net income of $348 million increased $108 million or 46% and adjusted net income of $359 million increased $107 million or 43% from a year ago. Adjusted net income excludes the amortization of acquisition-related intangible assets.

Reported net income of US$272 million increased US$93 million or 52% from a year ago and adjusted net income of US$280 million increased US$92 million or 50%, mainly due to strong revenue growth, the tax reform benefit and a lower provision for credit losses, partially offset by higher expenses. The benefit from the lower U.S. tax rate due to tax reform to the current quarter’s net income was approximately US$24 million to reported net income and US$25 million to adjusted net income.

During the quarter, BMO Harris Bank was named to the 18th annual list of America’s Top Corporations for Women’s Business Enterprises by the Women’s Business Enterprise National Council. BMO Harris Bank was honoured for implementing world-class policies and programs to enable growth and innovation, while creating a level playing field for women-owned businesses.

BMO Wealth Management

Reported net income of $296 million increased $42 million or 17% from a year ago, and adjusted net income of $307 million increased $32 million or 12%. Adjusted net income excludes the amortization of acquisition-related intangible assets. Traditional wealth reported net income of $227 million increased $46 million or 26% from a year ago and adjusted net income of $238 million increased $36 million or 18% due to growth from our diversified businesses and improved equity markets relative to last year. Insurance net income was $69 million, relatively unchanged from a year ago.

BMO Private Bank was named Best Private Bank for Entrepreneurs in North America by Global Finance magazine, recognizing our understanding of North American client needs and our ability to deliver the highest level of client service.

BMO Capital Markets

Reported and adjusted net income of $286 million both decreased 8% from a year ago. Results reflect particularly strong Investment and Corporate Banking revenue performance in the prior year, partially offset by a lower provision for credit losses and lower taxes in the current quarter.

On May 1, 2018, we entered into an agreement to acquire KGS-Alpha Capital Markets, a U.S. fixed income broker-dealer specializing in U.S. mortgage and asset-backed securities in the institutional investor market. The acquisition is expected to close in the fourth quarter of fiscal 2018.

Corporate Services

Corporate Services net loss for the quarter was $274 million compared with a net loss of $87 million a year ago. Corporate Services adjusted net loss for the quarter was $80 million compared with an adjusted net loss of $74 million a year ago. Adjusted results exclude a restructuring charge of $192 million after-tax in the current quarter and acquisition integration costs in both periods. Adjusted results were relatively consistent with the prior year as lower revenue excluding the taxable equivalent basis (teb) adjustment was largely offset by lower expenses. Reported results decreased due to the restructuring charge in the current quarter and the drivers noted above.

Adjusted results in this Operating Segment Overview section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 11.3% at April 30, 2018. The CET1 Ratio increased from 11.1% in the first quarter driven by the elimination of the Basel I floor and higher retained earnings, partially offset by higher risk-weighted assets primarily from business growth and share repurchases during the quarter.

BMO Financial Group Second Quarter Earnings Release 2018 1

Provision for Credit Losses

Effective in the first quarter of 2018, the bank prospectively adopted IFRS 9, Financial Instruments (IFRS 9). Under IFRS 9, we refer to the provision for credit losses on impaired loans and the provision for credit losses on performing loans. Refer to Note 3 to the unaudited interim consolidated financial statements of our Second Quarter 2018 Report to Shareholders for an explanation of the provision for credit losses.

The total provision for credit losses was $160 million, a decrease of $91 million from the prior year. The provision for credit losses on impaired loans of $172 million decreased $79 million reflecting net recoveries in BMO Capital Markets compared with net provisions in the prior year and lower provisions in U.S. P&C, partially offset by higher provisions in Canadian P&C. There was a reduction in the allowance for credit losses on performing loans in the quarter, resulting in a recovery of credit losses of $12 million, primarily in U.S. P&C. A modestly improved macroeconomic outlook in the current quarter resulted in the lower future expected credit losses.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual Management’s Discussion and Analysis and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

2 BMO Financial Group Second Quarter Earnings Release 2018

Non-GAAP Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items as set out in the table below. Results and measures that exclude the impact of Canadian/U.S. dollar exchange rate movements on our U.S. segment are non-GAAP measures (please see the Foreign Exchange section for a discussion of the effects of changes in exchange rates on our results). Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance, and providing readers with a better understanding of management’s perspective on our performance. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in corresponding adjusted results. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies.

Non-GAAP Measures

(Canadian $ in millions, except as noted)	Q2-2018	Q1-2018	Q2-2017	YTD-2018	YTD-2017

Reported Results
Revenue	5,617	5,678	5,741	11,295	11,146
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(332)	(361)	(708)	(693)	(712)
Revenue, net of CCPB	5,285	5,317	5,033	10,602	10,434
Total provision for credit losses	(160)	(141)	(251)	(301)	(418)
Non-interest expense	(3,562)	(3,441)	(3,284)	(7,003)	(6,669)
Income before income taxes	1,563	1,735	1,498	3,298	3,347
Provision for income taxes	(317)	(762)	(250)	(1,079)	(611)
Net Income	1,246	973	1,248	2,219	2,736
EPS ($)	1.86	1.43	1.84	3.29	4.06

Adjusting Items (Pre-tax) (1)
Amortization of acquisition-related intangible assets (2)	(29)	(28)	(43)	(57)	(80)
Acquisition integration costs (3)	(4)	(4)	(21)	(8)	(43)
Restructuring costs (4)	(260)	-	-	(260)	-
Adjusting items included in reported pre-tax income	(293)	(32)	(64)	(325)	(123)

Adjusting Items (After tax) (1)
Amortization of acquisition-related intangible assets (2)	(23)	(21)	(34)	(44)	(62)
Acquisition integration costs (3)	(2)	(3)	(13)	(5)	(27)
Restructuring costs (4)	(192)	-	-	(192)	-
U.S. net deferred tax asset revaluation (5)	-	(425)	-	(425)	-
Adjusting items included in reported net income after tax	(217)	(449)	(47)	(666)	(89)
Impact on EPS ($)	(0.34)	(0.69)	(0.08)	(1.02)	(0.14)

Adjusted Results
Revenue	5,617	5,678	5,741	11,295	11,146
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(332)	(361)	(708)	(693)	(712)
Revenue, net of CCPB	5,285	5,317	5,033	10,602	10,434
Total provision for credit losses	(160)	(141)	(251)	(301)	(418)
Non-interest expense	(3,269)	(3,409)	(3,220)	(6,678)	(6,546)
Income before income taxes	1,856	1,767	1,562	3,623	3,470
Provision for income taxes	(393)	(345)	(267)	(738)	(645)
Net income	1,463	1,422	1,295	2,885	2,825
EPS ($)	2.20	2.12	1.92	4.31	4.20

(1)	Adjusting items are included in Corporate Services, with the exception of the amortization of acquisition-related intangible assets, which is charged to the operating groups.
(2)	These expenses were charged to the non-interest expense of the operating groups. Before and after-tax amounts for each operating group are provided on pages 15, 16, 18, 20 and 22 of our Second Quarter 2018 Report to Shareholders.
(3)	Acquisition integration costs related to the acquired BMO Transportation Finance business are charged to Corporate Services, since the acquisition impacts both Canadian and U.S. P&C businesses. Acquisition costs are recorded in non-interest expense.
(4)	In Q2-18, we recorded a restructuring charge, primarily related to severance, as a result of an ongoing bank-wide initiative to simplify how we work, drive increased efficiency, and invest in technology to move our business forward. Restructuring cost is included in non-interest expense in Corporate Services.
(5)	Charge due to the revaluation of our U.S. net deferred tax asset as a result of the enactment of the U.S. Tax Cut and Jobs Act. For more information see the Other Regulatory Developments section on page 27 of our Second Quarter 2018 Report to Shareholders.

  Certain comparative figures have been reclassified to conform with the current year’s presentation.

  Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

BMO Financial Group Second Quarter Earnings Release 2018 3

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for fiscal 2018 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian, U.S. and international economies. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “goal”, “target”, “may” and “could”.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; political conditions, including changes relating to or affecting economic or trade matters; global capital markets activities; the possible effects on our business of war or terrorist activities; outbreaks of disease or illness that affect local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; information and cyber security, including the threat of hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please see the discussion in the Risks That May Affect Future Results section on page 79 of BMO’s 2017 Annual MD&A, the sections related to credit and counterparty, market, insurance, liquidity and funding, operational, model, legal and regulatory, business, strategic, environmental and social, and reputation risk, which begin on page 86 of BMO’s 2017 Annual MD&A, the discussion in the Critical Accounting Estimates – Income Taxes and Deferred Tax Assets section on page 114 of BMO’s 2017 Annual MD&A, and the Risk Management section in this document, all of which outline certain key factors and risks that may affect Bank of Montreal’s future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2017 Annual MD&A under the heading “Economic Developments and Outlook”, as updated by the Economic Review and Outlook section set forth in this document. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by governments, historical relationships between economic and financial variables, and the risks to the domestic and global economy. See the Economic Review and Outlook section of our Second Quarter 2018 Report to Shareholders.

4 BMO Financial Group Second Quarter Earnings Release 2018

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2017 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Wednesday, May 30, 2018, at 2:00 p.m. (EDT). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-641-2144 (from within Toronto) or 1-888-789-9572 (toll-free outside Toronto) Passcode: 5126346. A replay of the conference call can be accessed until Monday, August 27, 2018, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 5740558.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the site.

Media Relations Contacts

Paul Gammal, Toronto, paul.gammal@bmo.com, 416-867-3996

François Morin, Montreal, francois1.morin@bmo.com, 514-877-1873

Investor Relations Contacts

Jill Homenuk, Head, Investor Relations, jill.homenuk@bmo.com, 416-867-4770

Christine Viau, Director, Investor Relations, christine.viau@bmo.com, 416-867-6956

Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan)

Average market price as defined under the Plan

February 2018: $99.07

March 2018: $96.67

April 2018: $98.06

For dividend information, change in shareholder address or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, including the notice for our normal course issuer bid, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6786

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit our website at www.bmo.com/investorrelations.

Our 2017 Annual MD&A, audited annual consolidated financial statements and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2017 audited financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

® Registered trademark of Bank of Montreal

BMO Financial Group Second Quarter Earnings Release 2018 5